Exhibit 12.1

Arch Capital Group Ltd. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (1)

(in thousands, except ratios)

	9 Months Ended September	Year Ended December 31,
	30, 2013	2012

Income before income taxes	$565,561	$589,387

Equity in net (income) loss of investees	38,336	(43,632)
Fixed charges	21,961	34,223

Income available for fixed charges	$625,858	$579,978

Fixed charges:
Interest and amortization on indebtedness	17,687	28,525
Estimate of interest component within rental expense net of sublease (income) (2)	4,274	5,698
Total fixed charges	21,961	34,223

Ratio of earnings to fixed charges	28.5	16.9

(1)  Reflects the computation of ratio of earnings to fixed charges for periods not previously filed.

(2)  Represents a reasonable approximation of the interest cost component of rental expense net of sublease (income) incurred by the Company (deemed to be 33% of operating lease rentals).